FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	September, 2006
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   September 7, 2006

Kitikmeot inuit association P.O. Box 18 Cambridge Bay, Nunavut X0B 0C0 Tel: (867) 983-2458 Fax: (867) 983-2701	MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731
September 7, 2006	NEWS RELEASE 06-21	MAE - TSX MNG-AMEX

Miramar & KIA Announce Signing of Historical IIBA in Cambridge Bay, Nunavut

- Inuit Impact & Benefit Agreement signed for Doris North, Nunavut’s first potential Gold mine -

VANCOUVER -- Miramar Mining Corporation (MAE-TSX, MNG-AMEX) and the Kitikmeot Inuit Association (KIA) announced today that Miramar’s subsidiary, Miramar Hope Bay Ltd., and the KIA have signed an Inuit Impact and Benefit Agreement (IIBA) relating to the development of a gold mine at Doris North on the Hope Bay greenstone belt. This historic agreement represents a significant milestone for both Miramar and for economic development for the region and territory, as Doris North is the first potential gold mine in Nunavut. The KIA is the designated Inuit organization responsible for negotiating the IIBA on behalf of the Inuit of the Kitikmeot region of Nunavut.

The IIBA satisfies the requirements of both Articles 20 and 26 of the Nunavut Land Claims Agreement and outlines the benefits that will be provided to the Inuit as a result of the development and operation of the Doris North gold mine. The IIBA provides that local employment, training, and business opportunities arising from construction and operation of the Doris North project are made available to the Inuit of the Kitikmeot region. The IIBA also outlines the special considerations and compensation that Miramar Hope Bay Ltd. will provide for Inuit regarding traditional, social and cultural matters, and effects on Inuit water rights.

The IIBA became effective on September 6, 2006 after the signing of the formal agreement at a ceremony sponsored by Miramar in Cambridge Bay, Nunavut. The ceremony was attended by elders, constituents and MLA’s from the five communities in the region Also in attendance for the historic occasion were Nunavut Premier Hon. Paul Okalik, Nunavut Minister of Environment, Hon. Patterk Nester and Nunavut Minister of Economic Development and Transportation, Hon. Olayuk Akesuk. The ceremony also was attended by federal representatives including Ms. Nancy Karetak-Lindell, MP for Nunavut, and Hon. Senator Willie Adams. Several of Miramar’s Board of Directors and staff were also happy to join in the occasion.

“This IIBA is a major commitment in the right direction for our economy that will help both KIA and Miramar. We are committed to seeing that our people in our communities get much needed jobs, training, scholarships, business contracts and many other opportunities which will benefit the Kitikmeot for the life of the Mine.” said KIA President, Donald Havioyak. Mr. Havioyak added that KIA has always supported and will continue to support mining developments as long as they balance environmental protection with economic development.

“We are very encouraged by the commitment and dedication shown by the KIA in reaching this agreement,” said Mr. Tony Walsh, Miramar’s President & CEO. “This agreement will fulfill one of Miramar’s principal goals which is to make the Doris North Project a win/win for both Miramar and the Inuit of the Kitikmeot region.”

The Doris North project is anticipated to begin production in mid-2008, provided that all permits and licences are received in a timely manner.

Forward Looking Statements

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the plan for development of the Doris North Project, the IIBA and the potential of the Hope Bay belt. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements including, without limitation, the need for continual cooperation with the KIA; the possibility that the KIA’s policies or positions will change; uncertainties involved in raising adequate financing for development projects in a timely manner and on acceptable terms; the possibility that results of work will not fulfill the Company’s expectations and realize the perceived potential of the properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; accidents, equipment breakdowns, labour disputes or other difficulties or interruptions; risks and uncertainties relating to fluctuating precious and base metals prices, currency exchange rates and equity markets; the possibility that capital or operating costs may be higher than currently estimated or that gold grades may be lower than currently estimated; the possibility that planned recovery rates may not be achieved; the possibility of unexpected costs and expenses relating to environmental issues; the possibility of failure to obtain permits for the Doris North project on a timely basis or on acceptable terms; uncertainties relating to the need and timing for government approvals and the cooperation of government agencies; and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the dates the statements are made. Miramar undertakes no obligation to updated these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information contact:

Mr. Donald Havioyak President Kitikmeot Inuit Association Tel: (867) 983-2458 Fax: (867) 983-2701	Anthony P. Walsh President & CEO Miramar Mining Corporation Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com